SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

Sino Mercury Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

82936K102
(CUSIP Number)

Peilin Zhao Great Finance Holdings Limited 1908, 19/F, Block 2, No. 116 Guanganmenneidajie Xuanwu Qu Beijing, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82936K 102	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peilin Zhao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,940,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,940,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,940,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 82936K 102	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Great Finance Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,000,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82936K 102	SCHEDULE 13D/A	Page 4 of 6 Pages

This Schedule 13D/A is being filed as an amendment (“Amendment No. 2”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on behalf of Peilin Zhao and Great Finance Holdings Limited (the “Reporting Persons”), with respect to the common stock of Sino Mercury Acquisition Corp. (the “Issuer”) on April 2, 2015 (the “Schedule 13D”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D/A is based upon 5,310,125 shares of Common Stock outstanding as of October 9, 2015.

Item 3. Sources and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following at the end hereof:

On May 27, 2015, Great Finance transferred 2,000,000 Units of the Issuer held by it to Mr. Zhao to be held by him personally.

On September 30, 2015, Mr. Zhao sold 60,000 shares of the Issuer at a price of $10.00 per Unit for an aggregate price of $600,000.

Item 4. Purpose of Transaction.

The first paragraph of Item 4 is hereby amended and restated as follows:

The acquisitions reported on in this Schedule 13D were made for investment purposes. Mr. Zhao and Great Finance may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, subject to the restrictions in the Letter Agreement described in Item 6 of this Schedule 13D which information is incorporated herein by reference. As described above in Item 3, Zhao and Great Finance hold and aggregate of 3,000,000 Rights which will entitle them to receive an aggregate of 300,000 shares of Common Stock upon the consummation of the Issuer’s initial business combination. Neither Mr. Zhao nor Great Finance has any other agreements to acquire additional Common Stock at this time.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

Great Finance is the beneficial owner of 1,000,000 shares of Common Stock of the Issuer or approximately 18.8 % of the Issuer’s outstanding Common Stock. Great Finance has sole voting and dispositive power over the shares it holds. This does not include 100,000 shares of Common Stock issuable upon exchange of the 1,000,000 Rights of the Issuer held by Great Finance upon consummation of the Issuer’s initial business combination.

CUSIP No. 82936K 102	SCHEDULE 13D/A	Page 5 of 6 Pages

Mr. Zhao, through his position of Director of Great Finance, may be deemed to be the beneficial owner of the Issuer’s Common Stock held by Great Finance. Mr. Zhao has sole voting and dispositive power over the shares held by Great Finance.

In addition to such shares, Mr. Zhao is personally the owner of 1,940,000 shares of Common Stock of the Issuer. This does not include 200,000 shares of Common Stock issuable upon exchange of the 2,000,000 Rights of the Issuer held by Mr. Zhao personally upon consummation of the Issuer’s initial business combination.

Together with the shares held by Great Finance, Mr. Zhao is the beneficial owner of 2,940,000 shares of Common Stock of the Issuer or approximately 55.4% of the Issuer’s outstanding Common Stock. This does not include 300,000 shares of Common Stock issuable upon exchange of the 3,000,000 Rights of the Issuer held by Mr. Zhao and Great Finance upon consummation of the Issuer’s initial business combination.

In the last 60 days, neither Mr. Zhao nor Great Finance have effected any transactions of the Issuer’s Common Stock, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

CUSIP No. 82936K 102	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2015

/s/ Peilin Zhao
Peilin Zhao

GREAT FINANCE HOLDINGS LIMITED.

By:	/s/ Peilin Zhao
Name: Peilin Zhao
Title: Director